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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Duke Realty Limited Partnership

(Name of Issuer)
Limited Partner Units

(Title of Class of Securities)
N/A
(CUSIP Number)
John W. Nelley, Jr. NWI Warehouse Group NV, L.P. 782 Melrose Avenue Nashville, TN 37211 (615) 884-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 1, 2002

(Date of Event Which Requires Filing of This Statement)

CUSIP No. N/A

1.	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS NWI Warehouse Group NV, L.P.

2.	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP (see instructions)	(b)	/ /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7.	SOLE VOTING POWER
3,834,261

		8.	SHARED VOTING POWER

		9.	SOLE DISPOSITIVE POWER
3,834,261

		10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,834,261

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
2.61%

14.	TYPE OF REPORTING PERSON (see instructions)
PN

Item 1.    Security and Issuer.

Name of issuer: Address of Issuer's Principal executive offices:	Duke Realty Limited Partnership 900 East 96th Street, Suite 100 Indianapolis, Indiana 46240
Title of class of securities:	Limited Partner Units

Item 2.    Identity and Background.

(a)	Name of person filing:	NWI Warehouse Group NV, L.P.
(b)	Residence or business address:	782 Melrose Avenue Nashville, TN 37211
(c)	Present principal occupation and name, principal business and address here employment is conducted:	NWI Warehouse Group NV, L.P. 782 Melrose Avenue Nashville, TN 37211
(d)	During the last five years the person filing this statement has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
During the last five years the person filing this statement has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the person filing this statement was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Citizenship: United States

Item 3.    Source and Amount of Funds or Other Consideration.

        Not Applicable. There was no change in the number of securities owned by the Reporting Entity.

Item 4.    Purpose of Transaction.

        Not Applicable. The purpose of this filing is to report a decrease in the percentage of securities owned by NWI Warehouse Group NV, L.P. ("NWI"). The number of securities actually owned by NWI did not change. The percentage decrease is the result of the issuance of securities to a third party; NWI no longer owns more than 5% of the total outstanding securities of the issuer.

Item 5.    Interest in Securities of the Issuer.

(a)	Amount beneficially owned:	3,834,261
	Percent of class:	2.61%
(b)	Number of shares as to which the reporting person has:
(i)	Sole power to vote or direct the vote:	3,834,261*
(ii)	Shared power to vote or direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	3,834,261*
(iv)	Shared power to dispose or to direct the disposition of:	0
*These securities consist of limited partnership interests in the issuer. The voting control of the issuer is held by the general partner, Duke Realty Corporation.
(c)	Not applicable.
(d)	None.

(e)	As of January 1, 2002, NWI will no longer own more than 5% of the total outstanding securities. This reduction of percentage ownership is a result of the issuance of securities to a third party.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        None.

Item 7. Material to be Filed as Exhibits.

        None.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2002	NWI Warehouse Group NV, L.P.
	By	/s/ John W. Nelley
John W. Nelley
General Partner

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